ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email reimar@accelrate.com

Consolidated Financial Statements

September 30, 2005 and 2004

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of AccelRate Power Systems Inc. for the nine months ended September 30, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied and are the responsibility of the Company’s management. These statements have not been reviewed by the Company’s independent auditors.

AccelRate Power Systems Inc.
Consolidated Balance Sheets
(Unaudited – Prepared by Management)
		September 30	December 31
		2005	2004
	ASSETS
	Current assets
	Cash and cash equivalents	$272,712	$478,211
	Accounts receivable	84,053	18,604
	Subscriptions receivable (Note 6)	42,750
Prepaid expenses and deposits Deferred costs (Note 2) License and royalties receivable (Note 2)		12,716 122,260 135,636	26,844 - -
		670,127	523,659
	Demonstration equipment	-	16,734
	Property and equipment (Note 3)	85,243	67,295
	Intangible assets (Note 4)	913,278	924,838
	TOTAL ASSETS	$1,668,648	$1,532,526
	LIABILITIES
	Current liabilities
Accounts payable and accrued liabilities		$189,036	$116,666
Development fee payable (Note 2) Deferred revenue (Note 2)		122,260 52,397	- -
		363,693	116,666
	Deferred revenue (Note 2)	185,574	-
	Long-term debt (Note 5)	220,263	216,236
		769,530	332,902
	SHAREHOLDERS' EQUITY
	Share capital (Note 6)	8,791,535	8,317,030
	Share subscriptions (Note 6)	279,450	-
	Contributed surplus (Note 7)	792,030	488,221
	Deficit	(8,963,897)	(7,605,627)
	Total shareholders’ equity	899,118	1,199,624
	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,668,648	$1,532,526
Approved by the Directors:	"Reimar Koch"	"Caspar Koch"
	Reimar Koch	Caspar Koch

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.
Consolidated Statements of Operations and Deficit (Unaudited – Prepared by Management)
	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004
REVENUE
Product	$105,293	$-	$105,293	$-
Interest and other income	1,360	13,748	5,829	20,909
	106,653	13,748	111,122	20,909
COST OF SALES	63,060	-	63,060	-
GROSS MARGIN	43,593	13,748	48,062	20.909
EXPENSES
Accounting and administration fees	31,912	8,010	49,197	18,949
Amortization	5,659	5,928	15,744	16,788
Audit fees	1,500	-	17,100	12,500
Consulting fees	1,980	11,943	5,547	37,870
Interest expense	7,742	8,275	23,227	24,655
Legal and patent fees	44,400	16,336	119,381	59,222
Listing and filing fees	(542)	3,963	21,590	22,736
Marketing and promotion	38,932	38,405	120,870	85,993
Office and miscellaneous	11,980	4,991	38,342	37,987
Rent and utilities	16,702	14,880	47,142	45,835
Research and development	87,697	15,000	195,561	45,930
Salaries and benefits	105,609	53,485	296,088	147,735
Stock-based compensation	182,827	57,448	396,552	171,169
Telephone	3,333	2,881	10,212	8,177
Travel and automobile	20,535	23,374	49,779	48,439
	560,266	264,919	1,406,332	783,985
(Loss) for the period	(516,673)	(251,171)	(1,358,270)	(763,076)
Deficit, beginning of period	(8,447,224)	(6,871,627)	(7,605,627)	(6,300,538)
Cumulative effect of a change in an accounting policy	-	-	-	(59,184)
Deficit, end of period	$(8,963,897)	(7,122,798)	$(8,963,897)	$(7,122,798)
Loss per share
- basic and diluted	(0.02)	(0.01)	$(0.06)	$(0.04)
Weighted average number of
common shares outstanding
- basic and diluted	23,858,564	22,348,514	23,723,164	20,561,872

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc
Consolidated Statements of Cash Flows
(Unaudited and Amended -- Prepared by Management)
	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September 30	September 30	September 30	September 30
	2005	2004	2005	2004
Cash flows from (used in)
operating activities
Loss for the period	$(516,673)	$(251,171)	$(1,358,270)	$(763,076)
Adjustment for items not involving cash:
- amortization	5,659	5,928	15,744	16,788
- interest accretion on long-term debt	1,342	1,840	4,027	5,480
- research and development amortization	11,560	-	11,560	-
- stock-based compensation	182,827	57,448	396,552	171,169
	(315,285)	(185,955)	(930,387)	(569,639)
Change in non-cash working capital items:
- accounts receivable	(69,727)	(10,435)	(65,449)	32,742
- prepaid expenses and deposits	6,337	17,278	14,128	(7,591)
- licenses and royalties receivable	47,754	-	(135,636)	-
- accounts payable and accrued liabilities	47,721	(8,401)	72,370	(39,286)
- deferred revenue	(6,549)	-	237,971	-

	(289,749)	(187,513)	(807,003)	(583,774)

Cash flows from (used in) financing activities
Issuance of shares and subscriptions for cash	273,917	135,059	618,462	799,359

	273,917	135,059	618,462	799,359

Cash flows from (used in) investing activities
Demonstration equipment	-	-	16,734	-
Purchase of equipment	(28,600)	(641)	(33,692)	(20,540)

	(28,600)	(641)	(16,958)	(20,540)

Change in cash and cash equivalents	(44,432)	(53,095)	(205,499)	195,045

Cash and cash equivalents,
beginning of period	317,144	476,299	478,211	228,159

Cash and cash equivalents,
end of period	$272,712	$423,204	$272,712	$423,204

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

1.

Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company, except for the adoption of accounting policies as a result of new transactions entered into by the Company during the nine months ended September 30, 2005.  These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004. In management’s opinion, all adjustments necessary for fair presentation have been included in these interim consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The accounting policies adopted pursuant to new transactions as of September 30, 2005 are as follows:

Intangible Assets

Once commercialization of the product is established, intangible assets will be amortized on a straight-line basis over their estimated useful lives of ten years.  They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired.

An impairment loss is recognized when the carrying value of the intangible assets exceeds the estimated undiscounted future cash flow expected to result from the use of the assets and their eventual disposition.  The amount of impairment loss to be recorded is calculated by the excess of the assets’ carrying value over their fair value.  Fair value is generally determined using a discounted cash flow analysis.

Revenue Recognition

Once commercialization of the product is established, revenue is then recognized when all relevant criteria are met including evidence of an arrangement, delivery occurrence, price determination and collectibility is reasonably assured.  Revenue from license fees is recognized on a straight-line basis over the term of the license.  Revenue from royalties and gross margin from the sale of private label products is recognized as the product is shipped.  Revenue is deferred until the above criteria is met.

Research and Development Costs

Research and development costs are charged to expense as incurred.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

2.

License and Private Label Manufacturing Agreement

A License and Private Label Manufacturing Agreement was signed during the three month quarter ended June 30, 2005 between the Company and a manufacturer and distributor partner.  Pursuant to this agreement, the Company granted a license to the partner to utilize the Company’s technology in their own branded manufactured products.  In addition, the Company engaged this partner to manufacture a line of private label products for which the Company agreed to pay a development fee for initial and future product designs.

Revenue is deferred until commercialization of the product is established and all relevant revenue recognition criteria is met.  Once commercialization is established, license revenue will be recognized on a straight-line basis over the term of the license and revenue from royalties and gross margin from the sale of private label products will be recognized as the product is shipped.  Commercialization commenced during the quarter ended September 30, 2005 when Underwriters Laboratory (“UL”) certification was received indicating compliance with rigorous safety standards and operational requirements, resulting in recognition of revenues in accordance with the policies outlined above.

Costs related to the development fee are deferred until incurred by the partner.  Once such costs are incurred, they will be charged to research and development expenses.

The license fee and development fee are set off as paid as development expenditures are incurred until paid in full.

3.

Property and Equipment

	September 30, 2005
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 36,651	$ 24,126	$ 12,525
Computer software	4,414	4,152	262
Leasehold improvements	34,601	29,430	5,171
Office furniture and equipment	42,337	29,580	12,757
Research equipment	90,213	37,299	52,914
Vehicle	3,000	1,386	1,614
Totals	$ 211,216	$ 125,973	$ 85,243

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

3.

Property and Equipment (continued)

	December 31, 2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 33,108	$ 21,116	$ 11,992
Computer software	4,170	3,970	200
Leasehold improvements	34,601	24,240	10,361
Office furniture and equipment	39,362	27,776	11,586
Research equipment	63,283	32,159	31,124
Vehicle	3,000	968	2,032
Totals	$ 177,524	$ 110,229	$ 67,295

4.

Intangible Assets

	September 30, 2005	December 31, 2004

Cost of technology	$ 900,000	$ 900,000
Patent registration costs	24,838	24,838
Accumulated amortization	(11,560)	-
	$ 913,278	$ 924,838

In 2004 the Company acquired the title to a patent entitled “Sequential pulse method for fast battery charging”, and all technology related thereto.  The purchase price of $900,000 was paid by the issuance of 3,000,000 common shares of the Company.

Upon commercialization of the product, these costs are amortized on the straight-line basis over ten years, the estimated useful lives of the assets.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

5.

Long-term Debt

	September 30, 2005	December 31, 2004

Face amount	$ 256,000	$ 256,000
Unaccreted warrant value	(35,737)	(39,764)
	$ 220,263	$ 216,236

These loans from an officer and director bear interest at 10% per annum and are due on March 31, 2008.  The residual approach was used to calculate the equity and liability portion of the convertible loans, whereby the liability component represents the present value of the term debt discounted using the interest rate that would have been applicable to debt without a conversion feature.  The unaccreted warrant value will be accreted to the term debt over the life of the debt.  During the nine months ended September 30, 2005, interest accretion of $4,027 and accrued interest of $19,200 were charged to interest expense. The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

The loans are convertible at the option of the lender into units at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. A total of 1,034,343 common shares of the Company may be issuable to the lender upon conversion of the loans and on the exercise of the warrants.

6.

Share Capital

 (a)

Authorized:    unlimited number of common shares without par value

100,000,000 preferred shares without par value

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

6.

Share Capital (continued)

(b)

Issued:

	Shares	Amount
Balance, December 31, 2004	23,412,749	$ 8,317,030
Exercise of stock options including $50,933 contributed surplus attributed to stock-based compensation recognized	196,000	135,678
Balance, March 31, 2005	23,608,749	$ 8,452,708
Exercise of share purchase warrants	160,000	216,000
Exercise of stock options including $13,058 contributed surplus attributed to stock-based compensation recognized	77,500	50,558
Balance, June 30, 2005	23,846,249	$ 8,719,266
Exercise of stock options including $28,752 contributed surplus attributed to stock-based compensation recognized	68,400	72,269
Balance, September 30, 2005	23,914,649	$ 8,791,535

 (c)

During the quarter ended September 30, 2005, the Company received net subscriptions of $279,450 representing gross proceeds of $288,500 less $9,050 finder’s fees, for 192,333 units at $1.50 per unit pursuant to a non-brokered private placement offering.  Each unit consists of one common share and one non-transferable share purchase warrant exercisable at $1.65 per unit to purchase one additional common share for one year after closing.

(d)

In 2004 the Company issued 3,000,000 common shares to an officer of the Company for the acquisition of the technology described in Note 4.  The shares are subject to an escrow agreement and  may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction.  As at September 30, 2005, 2,000,000 shares have been released from escrow.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

7.

Stock Options

A summary of the status of options granted by the Company is as follows:

	2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding as at the beginning of year	1,709,803	$ 0.45	1,556,000	$ 0.30
Exercised	(341,900)	$ 0.48	(587,197)	$ 0.25
Expired	(9,100)	$ 0.81	-	-
Granted	1,437,268	$ 1.46	570,000	$ 0.57
Options outstanding as at Sept 30	2,796,071	$ 0.97	1,538,803	$ 0.41
Options exercisable as at Sept 30	1,643,753	$ 0.67	1,099,118	$ 0.35

	2005	2004
Weighted average remaining contractual life	1.22 years	1.94 years
Weighted average fair value of options granted	$0.49	$0.37

For disclosure purposes, the fair value of each option granted  has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004
Risk-free interest rate	2.89%	2.50%
Dividend yield	0%	0%
Volatility	70%	79%
Approximate expected lives	2 years	2 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

7.

Stock Options (continued)

Effective January 1, 2004, the Company adopted the fair value accounting method for all options granted to employees, directors and officers and others, and applied this change retroactively, without restatement, for options granted, settled or modified in 2002 and 2003. The effect of this change on the comparative prior period is as indicated below:

September 30, 2004
Net (loss) for the period:
- as reported	$ (763,076)
- pro-forma	$ (775,535)
Basic and diluted (loss) per share:
- as reported	$(0.04)
- pro-forma	$(0.04)

The following table sets forth the continuity of contributed surplus for the nine month period ended September 30, 2005:

Balance, December 31, 2004	$ 488,221
Reallocation to share capital of the estimated fair value of stock options recognized in prior periods that were exercised during the period ended September 30, 2005	(92,743)
Stock-based compensation expense during the period	396,552
Balance, September 30, 2005	$ 792,030

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2005

(Unaudited  – Prepared by Management)

8.

Related Party Transactions

(a)

Related party transactions with directors and officers during the nine months ended     September 30th are as follows:

	September 30, 2005	September 30, 2004

Consulting fees	$ -	$ 15,000
Interest expense	19,200	19,175
Research and development fees	45,000	45,000

(b)

Balances due to directors and officers are as follows:

	September 30, 2005	December 31, 2004

Interest payable on long-term debt	$ 53,951	$ 34,751
Long-term debt	256,000	256,000

9.

Subsequent Events

Subsequent to September 30, 2005:

(a)

an aggregate of 100,000 common shares were issued upon exercise of stock options by a consultant for a total of $30,000; and

(b)

all subscription funds were received pursuant to the private placement outlined in Note 6 and 192,333 shares were issued.